# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Enovis Corp., CIK 0001420800
CUSIP: 194014502
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2711 Centerville Road, Suite 400, Wilmington, Delaware (DE), 19808
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001217541

## Reporting persons
- Diamond Hill Capital Management Inc: type of reporting person: investment adviser (IA); citizenship or place of organization: Ohio (OH); sole voting power 2,999,736; shared voting power 0; sole dispositive power 3,004,694; shared dispositive power 0; aggregate amount beneficially owned 3,004,694 (5.4% of the class)

## Item 1. Issuer
Name of issuer: Enovis Corp.
Address of issuer's principal executive offices: 2711 Centerville Road, Suite 400, Wilmington, DE, 19808

## Item 2. Person Filing
Name of person filing: Diamond Hill Capital Management, Inc.
Address of principal business office or, if none, residence: 325 John H. McConnell Blvd., Suite 200, Columbus, OH 43215
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 3004694
Percent of class: 5.4
Sole power to vote or to direct the vote: 2999736
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3004694
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Diamond Hill does not serve as custodian of the assets of any of its clients; accordingly, in each instance only the client or the client's custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities. The Ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of such securities is vested in the individual and institutional clients which Diamond Hill serves as investment adviser. Any and all discretionary authority which has been delegated to Diamond Hill may be revoked in whole or in part at any time. Except as may be indicated if this is a joint filing with one of the registered investment companies sponsored by Diamond Hill which it also serves as investment adviser, not more then 5% of the class of such securities is owned by any one client subject to the investment advice of Diamond Hill.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Diamond Hill Capital Management Inc: Diamond Hill Capital Management Inc, Alyssa Bentz/CCO (11/12/2024)